SQUIRE, SANDERS & DEMPSEY L.L.P.

14th Floor
8000 Towers Crescent Drive
Tysons Corner, VA 22182-2700

Office:	+1.703.720.7800
Fax:	+1.703.720.7801

Direct Dial:   +1.703.720.7890

jmaiwurm@ssd.com

November 9, 2006

John Reynolds, Assistant Director
Jay Williamson, Attorney-Advisor
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:                               Federal Services Acquisition Corporation (“FSAC”)
Amendment No. 2 to Proxy Statement on Schedule 14A
File No. 000-51552

Dear Mr. Reynolds and Mr. Williamson:

Thank you for your letter dated November 3, 2006 setting forth comments on the above-referenced Amendment No. 2 to Proxy Statement on Schedule 14A.

On behalf of Federal Services Acquisition Corporation (“FSAC”), we are filing herewith Amendment No. 3 to the Proxy Statement (“Amendment No. 3”).  We are also providing to the Staff three unmarked copies of Amendment No. 3 and three copies of Amendment No. 3 that are marked to show changes from Amendment No. 2 to the Proxy Statement.  Unless otherwise indicated, all references to page numbers in the below responses to your comments are to pages of the marked version of Amendment No. 3 provided herewith.

This response letter has been filed via EDGAR, tagged as “CORRESP.”  The attachments to this letter have not been provided via EDGAR.  Instead, we are delivering an original of this letter, together with all attachments, by hand.

We look forward to working with you in connection with your ongoing review of the Proxy Statement and its prompt clearance.

We strongly urge the Staff to review Amendment No. 3 as soon as practicable.  The transaction contemplated by this Proxy Statement is quite time-sensitive.  It is extremely important that FSAC mail the Proxy Statement at the earliest possible date.

John Reynolds	SQUIRE, SANDERS & DEMPSEY L.L.P.
Jay Williamson
November 9, 2006
Page 2

General

1.                                       Note K - Founders to your Form 10-Q for the Quarter ended June 30, 2006 indicates that your founders agreed to make certain warrant purchases in the after market following the end of the Regulation M restricted period. As an initial matter, please ensure that your disclosure appropriately reflects the purchase of the 3.6 million warrants pursuant to this arrangement. Secondly, please revise your disclosure to (1) disclose the specific dates that these warrant purchases were made; (2) disclose the price range at which these warrants were purchased; and (3) address whether these purchases were discretionary, made pursuant to a Rule 10b5-l(c) Plan, etc.

Response:  This subject is now covered in Note L-Founders in the Form 10-Q/A for the quarter ended June 30, 2006.  In response to this comment, FSAC proposes to file a Form 8-K prior to mailing the definitive Proxy Statement that includes the information set forth in Attachment A to this letter. FSAC respectfully submits that attaching the data to a Form 8-K would be preferable to amending the notes to FSAC’s financial statements for the quarter ended June 30, 2006.

ATS Selected Historical Consolidated Financial Data, page 15

2.                                       We note the loss from discontinued operations and certain balance sheet data has increased for the periods ended October 31, 2002 and 2001, resulting in lower net income and per share amounts for each period presented. Tell us why these amounts have changed since your prior amended filing and revise to indicate that these periods have been restated, if necessary.

Response:  The periods referred to in this comment have not been restated.  The changes in the data for the periods ended October 31, 2002 and 2001 reflected in Amendment No. 2 were a result of correcting errors relating to the discontinued operations computations, rather than a restatement.  We apologize for any confusion.

3.                                       Please revise to include selected financial data for the nine-months ended September 30, 2006 and July 31, 2006 (for FSAC and ATS, respectively) as you have indicated in your notation in response to our prior comment 9. We will not review this section of your proxy statement further until such information is provided.

Response:  The data referred to in this comment is now included in the Selected Historical Data.  Please see pages 18-21 of Amendment No. 3.

4.                                       Show us how you calculated the FSAC diluted book value per share amounts with and without conversion for each period presented. Based on the amounts presented within your filing, it is unclear how you arrived at this figures.

John Reynolds	SQUIRE, SANDERS & DEMPSEY L.L.P.
Jay Williamson
November 9, 2006
Page 3

Response:  FSAC’s diluted book value per share was calculated as set forth in the spreadsheets attached to this letter as Attachment B.

Per Share Data, page 22

5.                                       We reviewed your response to our prior comment 3. Your response did not address our comment in its entirety, thus the comment will be partially reissued. Please revise your table to present income (loss) per share from continuing operations for the periods for which financial data is presented pursuant to Item 301 of Regulation S-K (refer to Item 14 (b)(10) of Schedule 14A).

Response:  Please see the revisions to the data referred to in this comment at page 22 of Amendment No. 3.

Risk Factors, page 25

6.                                       Please revise the text of your page 36 risk factor beginning, “[i]f we are unable to maintain a current prospectus . .” to improve its readability. Without limiting the generality of the foregoing, your sentence “[t]he warrant agreement does not provide that we are required to net-cash settle the warrants if we are unable to maintain a current prospectus” is awkward.

Response:  The risk factor referred to in this comment has been revised in a manner consistent with the comment.  Please see page 36 of Amendment No. 3.

7.                                       We note the disclosure in the first full risk factor on page 38 that creditor claims “could” be prior to the claims of the shareholders. Please provide a discussion of when creditor claims would not be prior to shareholder claims.

Response:  Absent unusual circumstances, the claims of creditors would be prior to the claims of public stockholders.  Accordingly, in order to provide clearer and simpler disclosure of the risks referred to in this risk factor, FSAC has revised the language to state that the claims of creditors “would” be prior to the claims of public stockholders.  Please see page 38 of Amendment No. 3.

Risks Related to Our Capital Structure and Our Limited Experience as a Public Company, page 35

8.                                       We reviewed your response to our prior comment 11, but your response did not address our comment in its entirety. Your risk factor discloses that a current prospectus must be available at the date of redemption, but does not discuss the risk of a current prospectus not being available during the 30 days prior to redemption (e.g. measurement period). Please revise the risk factor (on page 36) “The warrant agreement governing our warrants permits us to redeem the warrants...,” to clarify that a holder of public warrants may not be able to exercise their warrants during the redemption measurement period if a current prospectus is unavailable.

John Reynolds	SQUIRE, SANDERS & DEMPSEY L.L.P.
Jay Williamson
November 9, 2006
Page 4

Response:  Please see the revisions to the risk factor referred to in this comment, which currently appears on pages 36-37 of Amendment No. 3.

Factors Considered by our Board of Directors in Approving the Acquisition, page 49

9.                                       We reviewed your response to our prior comment 2, but you continue to present ATS’ adjusted EBITDA (e.g. ATS’ adjusted EBITDA for the year ended October 31, 2005 was $8.7 million and ATS’ adjusted EBITDA for the 12 months ended January 31, 2006 of $9.4 million) and unadjusted EBITDA, (e.g. unadjusted EBITDA from continuing operations for the year ended October 31, 2005 of $4.0 million) as performance measures on pages 53 and 55. Please revise your proxy statement to remove these non-GAAP performance measures from all applicable sections of your filing.

Response:  In response to this comment, FSAC has removed from the discussion at pages 53-56 of Amendment No. 3 all references to dollar amounts of unadjusted and adjusted EBITDA.  The Proxy Statement continues to refer to consideration of adjusted EBITDA without references to dollar amounts thereof.  FSAC felt it necessary and appropriate to retain the narrative since adjusted EBITDA was a factor considered by the Board of Directors.

Consistent with the Staff’s prior comments, the disclosure at page 53 of Amendment No. 3 continues to expressly state that EBITDA is not a recognized term under generally accepted accounting principles and does not purport to be an alternative to net income as a measure of operating performance or to cash flows from operating activities as a measure of liquidity.  Also consistent with prior comments of the Staff, pages 55-56 of Amendment No. 3 continue to disclose, in some detail, differences between EBITDA and adjusted EBITDA.

Satisfaction of Fair Market Value Requirement, page 56

10.                                 We note the revisions you have made in response to our prior comment 18 from our letter dated September 7, 2006. Your disclosure on page 56 indicates that your target “must have a fair market value equal to at least 80% of [y]our net assets at the time of the acquisition.” Please clarify, with appropriate references to your Form S-1 disclosure, how your net assets are defined for this purpose.

Response:  FSAC’s Form S-1 did not define “net assets” for this purpose, and neither does its Amended and Restated Certificate of Incorporation.  In response to this comment, FSAC has provided additional disclosure on page 57 of Amendment No. 3 to the effect that it interprets the term “net assets” to mean assets minus liabilities computed in accordance with generally accepted accounting principles.

John Reynolds	SQUIRE, SANDERS & DEMPSEY L.L.P.
Jay Williamson
November 9, 2006
Page 5

Unaudited Pro Forma Condensed Combined Financial Statements
Notes to Unaudited Pro Forma Condensed Combined Financial Statements
Note 2— Pro Forma Adjustments, page 82

11.                                 We reviewed your response to our prior comment 25. Please revise to separately disclose the value of each of the estimated $15.3 million in identifiable intangible assets (e.g. customer contracts, trade name, etc.), the weighted-average amortization period (in total and by major intangible asset class), and the methodology used to determine the value assigned to each intangible asset.

Response:  In response to this comment, we have revised and supplemented Note 2.b to the Unaudited Pro Forma Condensed Combined Financial Statements, the narrative portion of which appears on page 84 of Amendment No. 3, to explain more clearly the process FSAC followed in estimating the amount and life of the customer-related intangible assets included in the acquisition of ATS.

12.                                 In connection with the comment above, tell us what role the consideration of comparable industry transactions played in your estimates of intangible asset fair values and justify why you believe such transactions are relevant in your determination of the fair value of the assets of ATS. See paragraphs 35 through 46 of SFAS 141 and revise your disclosure as necessary.

Response:  In the revised Note 2.b to the Unaudited Pro Forma Condensed Combined Financial Statements, the narrative portion of which appears on page 84 of Amendment No. 3 and is referred to above in response to comment 11, FSAC has explained with more clarity what role the consideration of comparable industry transactions played in FSAC’s estimates of intangible asset values.  As emphasized in that note and in Note 3 on page 85 of Amendment No. 3, the estimates reflected in the pro forma data are subject to confirmation by an independent valuation that will be performed if and when the acquisition of ATS is completed.  FSAC felt that reference to comparable transactions provided a useful benchmark to test its estimates, but the revised Note 2.b emphasizes that the estimates are based on ATS-specific factors and subject to the results of the independent valuation to be performed post closing.

13.                                 We reviewed your response to our prior comment 26. You did not address our comment in its entirety as it related to your founders’ compensation adjustment, thus the comment will be partially reissued. Adjustments “g” and “j” that eliminated founders’ compensation and related expenses do not appear to be factually supportable nor do they appear to be appropriate under Article 11 of Regulation S-X. Please revise to remove such adjustments from the face of your proforma financial statements. The Staff will not object to including these adjustments in a note to your pro forma financial statements with related disclosure indicating these adjustments are not included in your pro forma financial statements. If you continue to believe these adjustments are appropriate, (i) please advise us of each founder’s compensation and benefits (per their employment agreements), supporting the consistency/comparability with your current disclosure of the new CEO and CFO arrangements, (ii) provide us with a copy of the founders’ employment agreements

John Reynolds	SQUIRE, SANDERS & DEMPSEY L.L.P.
Jay Williamson
November 9, 2006
Page 6

supporting your cash compensation adjustment for each period presented and (iii) tell us how the amounts attributed to founders’ cash compensation, fees for sports venues, personal expenses and life insurance expenses in the fiscal year ended October 31, 2005 compares to those in the prior two fiscal years.

Response:  In response to this comment, FSAC has followed the Staff’s suggestion and removed the prior adjustments “g” and “j” from the pro formas and now refers to those amounts in a note.  Please see Note 8 on pages 85-86 of Amendment No. 3.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of ATS, page 98

14.                                 We note the text you have added on page 102 responsive to our prior comment 34 from our September 7, 2006 letter. However, you have not clarified why the Voyager products and services failed to meet the original projections and discuss any shortcomings associated with the transaction.

Response:  In response to this comment, please see the supplemental disclosure on page 104 of Amendment No. 3 that describes why the Voyager products failed to meet original projections.

Results of Operations, page 105

15.                                 We have reviewed your responses to our prior comments 35 and 36 from our letter dated September 7, 2006 as well as your revised text starting on page 105. However, we continue to believe that your discussion ought to be expanded and clarified to give investors a better understanding of the “big picture” behind your results of operations as well as some insight into your operations going forward. For example, the staff notes that the company has provided useful and insightful disclosure into your usage of subcontractors but has not indicated whether these expenses will increase, decrease, or remain constant, going forward. With the foregoing in mind, please review and revise your discussion as appropriate.

Response:  Please see the new “Overview” subdivision under “Results of Operations” on page 108 of Amendment No. 3 and the other changes made in response to this comment, as well as comments 16 through 18, in the text that appears at pages 108-112 of Amendment No. 3.

16.                                 On page 108 you state that, “[f]or the year ended October 31, 2004, the loss on these discontinued operations ...” please clarify which discontinued operations you are referring to and provide additional disclosure about these operations.

Response:  Please see the revised and clarified disclosure on page 112 of Amendment No. 3 that responds to this comment.

John Reynolds	SQUIRE, SANDERS & DEMPSEY L.L.P.
Jay Williamson
November 9, 2006
Page 7

Management’s Discussion and Analysis of ATS
Results of Operations, pages 105-108
General

17.                                 We reviewed your response to our prior comment 37, noting several of the variance quantifications were removed. Your response did not address our comment; therefore, it will be reissued. Please revise your disclosure for each period to describe and quantify underlying material activities that generate expense variances between periods. Your revised disclosures should provide information that would assist an investor in making a well informed investment decision. For example, quantify the amounts supporting the increase in revenues between interim periods. It is unclear how much ($X) of the increase in revenues was offset individually by the Department of Education, HUD, PBGC and the US. Navy. Please refer to the SEC’s Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations [Release No. 33-8350, http://www.sec.gov/rules/intern/33-8350.htm~] for additional guidance.

Response:  Please see the additional detail provided in response to this comment in the Results of Operations discussion beginning on page 108 of Amendment No. 3.

18.                                 In addition to our comment above, regarding your response to our prior comment 37, it is unclear how your revised disclosure provides any insight to an investor on what costs are included in, and the variance causal factors of, overhead and general and administrative expenses. Accordingly, please revise to provide a table identifying the significant components of your overhead and general and administrative expenses and provide additional period-to-period variance explanations.

Response:  Please see the revised and supplemental disclosure on pages 109 and 111 of Amendment No. 3 that is responsive to this comment.

Management’s Discussion and Analysis of FSAC, page 117

19.                                 Please revise your MD&A to include disclosure describing your accounting for the warrants, including the potential impact for volatility in your income statement given the requirement to mark the warrants to fair value each period.

Response:  Please see the additional disclosure that now appears on page 121 of Amendment No. 3 that refers to the description in the Management’s Discussion and Analysis of the accounting for the FSAC warrants and expressly discloses the potential volatility resulting from the warrant accounting treatment.

Directors and Executive Officers of Federal Services Acquisition Corporation Following the Acquisition, page 121

20.                                 On page 126 you have added disclosure indicating that senior employees of ATS will be eligible to participate “in a key employee retention program that [you] plan to implement at or promptly after the closing of the acquisition.” Please clarify if this is separate from the 2006 Omnibus Incentive Compensation Plan being voted on in connection with your Schedule 14A. If not, please revise to provide more details about this program.

John Reynolds	SQUIRE, SANDERS & DEMPSEY L.L.P.
Jay Williamson
November 9, 2006
Page 8

Response:  The disclosure referred to in this comment has been revised to make it clear that the ATS Key Employee Retention Plan is different from the FSAC 2006 Omnibus Incentive Compensation Plan.  In addition, the disclosure referred to in this comment has been supplemented to briefly describe the nature of the ATS Key Employee Retention Plan.  Please see pages 130-131 of Amendment No. 3.

Advanced Technology Systems Audited Financial Statements
Notes to Audited Financial Statements
Note B — Discontinued Operations
Pyramid, F-l3

21.                                 We reviewed your revised disclosure in response to our prior comment 48. Your response did not address our comment in its entirety, thus the comment will be partially reissued. Justify how your accounting treatment (i.e. reported as discontinued operations and assets held for sale) is consistent with the accounting principles set forth in SFAS 144. In your response specifically address how you considered paragraphs 27, 28, 41 and 42 of SFAS 144 and EITF 03-13.

Response:  Please see the revised and supplemented disclosure responsive to this comment that appears at Note B to the ATS financial statements on page F-13 on Amendment No. 3.

Additionally, the Company advises the Staff that the Pyramid had no material long-lived assets relating to the business unit.

Federal Services Acquisition Corporation Interim Financial Statements
General

22.                                 Please revise your interim financial statements, as necessary, to comply with the comments below on your audited financial statements.

Response:  FSAC will revise the interim financial statements included in Amendment No. 3, and will further amend its Form 10-K and Forms 10-Q and other Exchange Act filings, in a manner consistent with its responses to these comments promptly after the Staff has reacted to such responses.

Notes to Interim Financial Statements
Note J — Commitments, F-37

23.                                 Please revise to disclose your commitments related to the consulting agreement with Mr. Lloyd as discussed on page 4.

Response:  Prior to mailing the definitive Proxy Statement, FSAC will amend both the interim financial statements included in the Proxy Statement and its Forms 10-Q for the quarters ended June 30 and September 30, 2006, to include the following additional disclosure:

John Reynolds	SQUIRE, SANDERS & DEMPSEY L.L.P.
Jay Williamson
November 9, 2006
Page 9

“Under an agreement entered into May 2006 and amended in September 2006, an entity owned and controlled by Stuart R. Lloyd, who will become the Company’s Executive Vice President and Chief Financial Officer if the acquisition of ATS is completed, is consulting with the Company and will receive a payment of $100,000 plus $5,000 per week from October 1, 2006 through the closing date if the acquisition closes. This entity is also being reimbursed for out-of-pocket costs. The services being provided by this entity are performed by Mr. Lloyd and consist of consulting on financial and accounting matters, including evaluation of ATS’ operations, reviewing monthly financial information, commenting on filings to be made with the Securities and Exchange Commission, and assisting in the preparation for, and participation in, investor presentations and similar activities.”

Federal Services Acquisition Corporation Audited Financial Statements
General

24.                                 We reviewed your response to our prior comment 49, noting you believe you have no legal obligation to net cash settle the public warrants in the absence of an effective registration statement. We also note your disclosure throughout this proxy statement (e.g. F-30 and F-45) and in your periodic Exchange Act reports which indicates that you restated because the warrant agreement was silent as to the penalty to be incurred in the absence of your ability to deliver registered shares upon warrant exercise. Your conclusions in your supplemental response as well as your public filings (i.e. proxy statement and periodic Exchange Act reports) should be consistent as to your accounting basis for your restatement. Further, your conclusions, both in your supplemental response and your public filings, are not consistent with the provisions of paragraph 17 of EITF 00-19. Please revise to clarify the reasons why you restated (e.g. the warrant agreement was silent as to a net cash settlement alternative in the absence of your ability to deliver registered shares to the warrant holders upon exercise), specifically addressing paragraph 17 of EITF 00-19.

Response:  In response to this comment, the disclosure concerning the accounting for FSAC’s warrants under EITF 00-19 has been revised in a consistent fashion at pages 37,122 and 123-134 of Amendment No. 3.  In addition, promptly after the Staff has reacted to these responses and prior to mailing the definitive Proxy Statement, language consistent with that appearing at the pages of the Proxy Statement referred to in this response will be added to the notes to the FSAC financial statements.  At the same time, consistent with FSAC’s responses to comments 22 and 26, FSAC will further amend its Form 10-K and Forms 10-Q and other Exchange Act filings in a manner consistent with FSAC’s responses to these comments.

John Reynolds	SQUIRE, SANDERS & DEMPSEY L.L.P.
Jay Williamson
November 9, 2006
Page 10

Note B - Summary of Significant Accounting Policies
[6] - Accounting for Warrants and Derivative Instruments — Restatement, F-45

25.                                 Please revise to disclose the method and assumptions used to determine the fair value of the warrants at the date of issuance.

Response:  Please see the revisions to Amendment No. 3 referred to in response to comment 24, each of which discloses the method used to determine the fair value of FSAC’s warrants at the date of issuance.

Other Regulatory

26.                                 Your current Form l0-KSB, Forms l0-QSB, and other Exchange Act Filings should also be revised to comply with these comments as applicable.

Response:  FSAC will further amend its Form 10-K and Forms 10-Q and other Exchange Act filings to comply with these comments promptly after the Staff has reacted to these responses.

Annex F Houlihan Lokey Howard & Zukin Investment Banking Services

27.                                 We note the company’s substantial response to our prior comment 53 from our letter dated September 7, 2006, and the revisions that you have made to your Schedule 14A in response to that comment. In your response you correctly note our objection to the inclusion of the following statement in the opinion:  “This opinion is furnished for the use and benefit of the Board of Directors of the Company in connection with its consideration of the Transaction and is not intended to be used, and may not be used, for any other purpose, without our express, prior written consent.” Your analysis attempts to bifurcate this statement; but it also omits any discussion of the “its” in this statement. The only antecedent noun to which “its” could refer is the Board and, as a consequence, this sentence would appear, by implication, to be the same as the non-exhaustive list of examples given in Section II.D. I of the November 2000 Current issues Outline. Notwithstanding the foregoing, it is currently unclear whose view is being expressed in response to our comment. That is, is this bifurcated approach the company’s understanding of Houlihan’s contract, or is it Houlihan’s? Please include a statement indicating that the shareholders may utilize the opinion in connection with their consideration of the transaction? Lastly, we also note that you have deleted the reference to the fairness opinion assisting the stockholder approval process. However, your prior statement appears to have been factual - either management obtained the opinion for this purpose, or it did not. Please explain why this disclosure was deleted. For ease of administration in responding to the foregoing questions, we reproduce our prior comment below:

a.                                       We have reviewed your response to our prior comment 115 from our letter of July 10, 2006. Without necessarily disagreeing with your comment, we believe further discussion is warranted. As an initial matter, we believe that there is a distinction between “an obligation to disclose that such an opinion was obtained and the

John Reynolds	SQUIRE, SANDERS & DEMPSEY L.L.P.
Jay Williamson
November 9, 2006
Page 11

material terms thereof’ and the company’s existing disclosure. Currently you do not disclose the terms of the agreement; instead it would appear that you are providing the analysis supporting the opinion. Please analyze this distinction and clarify why your disclosure is a material term of the opinion rather than an assumption or result of the opinion. In addition, please provide a thorough analysis as to how the language cited in our prior comment is consistent with Section II.D.1 of the Division’s November Current Issues Outline. If warranted, consider amending the opinion itself to permit its disclosure in the Schedule 14A for the shareholder’s consideration as part of the merger transaction. Furthermore, with respect to your citation to the Preliminary Proxy Statement on Schedule 14A by Evans & Sutherland Computer Corporation, filed on April 5, 2006. we do not believe this in any way supports your position because this document was subsequently amended on April 24, 2006 to alter the references to the opinion. Finally, we also note your disclosure on page 51 that the board obtained this opinion because they thought that it “could assist in the stockholder approval process” which would appear to imply a use other than by your board. Please revise to address.

Response:  Houlihan Lokey Howard & Zukin Financial Advisors notes the Staff’s comment and understands that the language that might render the above referenced statement to be inconsistent with Section II.D.I of the November 2000 Current Issues Outline is “and is not intended to be used, and may not be used, for any other purpose, without our express, prior written consent”. In response to this comment, Houlihan Lokey Howard & Zukin Financial Advisors has deleted the statement from the disclosure referenced in this comment. Houlihan Lokey Howard & Zukin Financial Advisors respectfully believes that the amended disclosure is consistent with: (i) Section II.D.I of the November 2000 Current Issues Outline and (ii) opinions issued by other fairness advisors. Please see page F-3 of Amendment No. 3.

In further response to this comment, FSAC has restored the prior statement referred to in the comment (fairness opinion could assist in the stockholder approval process) that had been removed from Amendment No. 2. See page 57 of Amendment No. 3.

We appreciate the Staff’s attention to the Proxy Statement and the opportunity to provide the foregoing responses to the Staff’s comments.  If you wish to discuss any of the foregoing responses to your comments, please call me at (703) 720-7890.

Very truly yours,

/s/ James J. Maiwurm

James J. Maiwurm*

cc:                                 Joel R. Jacks, Federal Services Acquisition Corporation
Brian Bhandari, Securities and Exchange Commission

*  Admitted only in D.C., Maryland, New York and Ohio.

Attachment A

DISCLOSURE TO BE INCLUDED IN FSAC FORM 8-K

One or more of the Founders agreed with the Company that during the 40 trading day period beginning 60 days after the end of the “restricted period” under Regulation M, they collectively would spend up to $2,000,000 to purchase warrants in the public marketplace at prices not to exceed $0.65 per warrant. They further agreed that any warrants purchased by them or their affiliates or designees would not be sold or transferred until the completion of a Business Combination. The table below sets forth information concerning warrant purchases pursuant to this commitment by the Founders (including FSAC Partners, LLC, which is owned and controlled by the Founders).  All of the purchases referred to below were discretionary.  The per warrant purchase prices were in the range between $0.45 and $0.65.

Name	Warrant Purchase Date	Number of Warrants Purchased	Aggregate Purchase Price
Edward H. Bersoff	12/27/2005	1,974	$888.30
	12/29/2005	6,580	$3,026.80
	12/30/2005	522	$234.90
	01/03/2006	23,026	$11,050.18
	01/04/2006	330	$161.70
	01/05/2006	63,396	$31,698.00
	01/09/2006	13,158	$6,907.95
	01/11/2006	8,224	$4,358.72
	01/12/2006	40,986	$22,542.30
	01/19/2006	2,140	$1,181.92
	01/20/2006	16,940	$9,825.20
	01/26/2006	15,790	$8,671.87
	01/31/2006	34,210	$19,821.27
	02/01/2006	6,580	$3,816.40
	02/08/2006	1,316	$789.60
	02/09/2006	1,644	$1,035.72
	02/10/2006	6,580	$4,277.00
Total			$130,287.83
Joel R. Jacks	12/27/2005	6,513	$2,930.85
	12/29/2005	21,710	$9,986.60
	12/30/2005	1,721	$774.45
	01/03/2006	75,987	$36,466.16
	01/04/2006	1,085	$531.65
	01/05/2006	209,202	$104,601.00
	01/09/2006	43,421	$22,796.03
	01/11/2006	27,138	$14,383.14
	01/12/2006	135,257	$74,391.35
	01/19/2006	7,055	$3,896.48
	01/20/2006	55,905	$32,424.90
	01/26/2006	52,105	$28,616.07
	01/31/2006	112,895	$65,411.36
	02/01/2006	21,710	$12,591.80
	02/08/2006	4,342	$2,605.20
	02/09/2006	5,428	$3,419.64
	02/10/2006	21,710	$14,111.50
Total			$429,938.18

1

Name	Warrant Purchase Date	Number of Warrants Purchased	Aggregate Purchase Price
Peter M. Schulte	12/27/2005	6,513	$2,930.85
	12/29/2005	21,710	$9,986.60
	12/30/2005	1,721	$774.45
	01/03/2006	75,987	$36,466.16
	01/04/2006	1,085	$531.65
	01/05/2006	209,202	$104,601.00
	01/09/2006	43,421	$22,796.03
	01/11/2006	27,138	$14,383.14
	01/12/2006	135,257	$74,391.35
	01/19/2006	7,055	$3,896.48
	01/20/2006	55,905	$32,424.90
	01/26/2006	52,105	$28,616.07
	01/31/2006	112,895	$65,411.36
	02/01/2006	21,710	$12,591.80
	02/08/2006	4,342	$2,605.20
	02/09/2006	5,428	$3,419.64
	02/10/2006	21,710	$14,111.50
Total			$429,938.18
FSAC Partners, LLC	12/27/2005	15,000	$6,750.00
	12/29/2005	50,000	$23,000.00
	12/30/2005	3,964	$1,783.80
	01/03/2006	175,000	$83,982.50
	01/04/2006	2,500	$1,225.00
	01/05/2006	481,800	$240,900.00
	01/09/2006	100,000	$52,500.00
	01/11/2006	62,500	$33,125.00
	01/12/2006	311,500	$171,325.00
	01/19/2006	16,250	$8,974.88
	01/20/2006	128,750	$74,675.00
	01/26/2006	120,000	$65,904.00
	01/31/2006	260,000	$150,644.00
	02/01/2006	50,000	$29,000.00
	02/08/2006	10,000	$6,000.00

2

Name	Warrant Purchase Date	Number of Warrants Purchased	Aggregate Purchase Price
	02/09/2006	12,500	$7,875.00
	02/10/2006	50,000	$32,500.00
Total			$990,164.18

GRAND TOTAL			$1,980,328.37

3

Attachment B-1

FEDERAL SERVICES ACQUISITION CORPORATION
BOOK VALUE PER SHARE
   December 31, 2005

		WITHOUT	WITH
		CONVERSION	CONVERSION

BOOK VALUE – BASIC
EQUITY		$99,806,526	$76,284,248
# SHARES		26,250,000	22,052,100
Book Value per share – basic		$3.80	$3.46

BOOK VALUE – DILUTED
EQUITY		$99,806,526	$76,284,248
WARRANT VALUE		19,740,000	19,740,000
		$119,546,526	$96,024,248

# shares outstanding		26,250,000	22,052,100
# of shares from assumed conversion of warrants (see Note 1)		2,674,157	2,674,157
		28,924,157	24,726,257

Book value per share – diluted		$4.13	$3.88

Note 1:
SHARES UPON CONVERSION
Market share price at December 31, 2005	$5.34
Strike price	5.00
difference	$0.34
# warrants outstanding	42,000,000
	14,280,000
divided by market share price at December 31, 2005	$5.34
shares from assumed conversion of warrants	2,674,157

Attachment B-2

FEDERAL SERVICES ACQUISITION CORPORATION
BOOK VALUE PER SHARE
   September 30, 2006

		WITHOUT	WITH
		CONVERSION	CONVERSION

Book Value – Basic
Equity		$106,510,493	$82,549,455
# Shares		26,250,000	22,052,100
		$4.06	$3.74

Book Value – Diluted
Equity		$106,510,493	$82,549,455
Warrant Value		14,700,000	14,700,000
		$121,210,493	$97,249,455

#shares outstanding		26,250,000	22,052,100
#shares from assumed conversion
of warrants (see note 1)		3,608,775	3,608,775
		29,858,775	25,660,875

		$4.06	$3.79

Note 1:
Shares upon conversion
Market share price at september 30, 2006	$5.47
Strike price	5.00
Difference	$0.47
# Warrants outstanding	42,000,000
	19,740,000
Divided by market share price at september 30, 2006	$5.47
Shares from assumed conversion of warrants	3,608,775

Attachment B-3

FEDERAL SERVICES ACQUISITION CORPORATION
PRO FORMA BOOK VALUE PER SHARE
   September 30, 2006

	WITHOUT CONVERSION	WITH CONVERSION

Book Value – Basic
Equity – FSAC	$82,549,455	$82,549,455
FSAC common stock subject to conversion	23,961,038
ATS	6,909,212	6,909,212
Excess of market value of FSAC shares issued to ATS stockholders over historical book value of ATS (173,913 x $5.47 = $951,304)	(5,957,908)	(5,957,908)
Total	$107,461,797	$83,500,759
# shares outstanding	26,423,913	22,226,013
Book Value per share – Basic	$4.07	$3.76

Book Value – Diluted	$107,461,797	$83,500,759
Equity as above	14,700,000	14,700,000
Warrants	$122,161,797	$98,200,759

# of shares outstanding	26,423,913	22,226,013
# of shares from assumed conversion of warrants (see Note 1)	3,608,775	3,608,775
	30,032,688	25,834,788
Book Value per share – Diluted	$4.07	$3.80

Note 1:
Market share price at September 30, 2006	$5.47
Strike price	5.00
Difference	$0.47

# of warrants outstanding	42,000,000
	19,740,000
divided by market share price at September 30, 2006	$5.47

Shares from assumed conversion of warrants	3,608,775